UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES UNDER THE
TRUST INDENTURE ACT OF 1939

XM Satellite Radio Inc.
(Issuer)

XM Satellite Radio Holdings Inc.
(Parent Guarantor)

(Name of each applicant)

1500 Eckington Place, N.E.
Washington, D.C. 20002-2194
(Address of principal executive offices of each applicant)

Securities to be Issued Under the Indenture to be Qualified:

Title of Class	Amount
14% Senior Secured Discount Notes Due 2009	$474,182,582 Aggregate Principal Amount at Maturity

Approximate date of proposed public offering:                 December 24, 2002

Name and address of agent for service:

Joseph M. Titlebaum	with a copy to:
Senior Vice President,
General Counsel	Steven M. Kaufman
and Secretary	Hogan & Hartson L.L.P.
XM Satellite Radio Inc.	Columbia Square
1500 Eckington Place, N.E.	555 Thirteenth Street
Washington, D.C. 20002-2194	Washington, D.C. 20004

The applicants hereby amend this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment, or (ii) such date as the SEC, acting pursuant to Section 307(c) of the Act, may determine upon the written request of the applicants.

EXPLANATORY NOTE

This Amendment No. 1 to Form T-3 of XM Satellite Radio Inc. (the “Company”) and XM Satellite Radio Holdings Inc. (the “Parent Guarantor”), which amends the Form T-3 filed by the Company and the Parent Guarantor with the Commission on December 24, 2002, is being filed solely for the purpose of submitting the Update to Offering Circular and Solicitation of Consents dated January 15, 2003 as an exhibit.

Contents of this Amendment No. 1 to application for qualification. This Amendment No. 1 to application for qualification comprises:

(a)  Pages numbered 1 to 6 consecutively.

(b)  The Statement of Eligibility on Form T-1 of the trustee under the indenture to be qualified.

(c)  The following exhibits in addition to those filed as part of Statement of Eligibility on Form T-1:

Exhibit No.	Exhibit

T3A –1	Restated Certificate of Incorporation of XM Satellite Radio Inc. (incorporated by reference to the Company’s Registration Statement on Form S-4, File No. 333-39178)

T3A –2	Restated Certificate of Incorporation of XM Satellite Radio Holdings Inc. (incorporated by reference to the Parent Guarantor’s Registration Statement on Form S-1, File No. 333-83619)

T3A –3
Certificate of Amendment of Restated Certificate of Incorporation of XM Satellite Radio Holdings Inc. (incorporated by reference to the Parent Guarantor’s Registration Statement on Form S-3, File No. 333-89132)

T3B –1	Amended and Restated Bylaws of XM Satellite Radio Inc. (incorporated by reference to the Company’s Registration Statement on Form S-4, File No. 333-39178)

T3B – 2	Restated Bylaws of XM Satellite Radio Holdings Inc. (incorporated by reference to the Parent Guarantor’s Registration Statement on Form S-1, File No. 333-83619)

T3C	Form of Indenture (incorporated by reference to the Parent Guarantor’s Current Report on Form 8-K dated December 24, 2002, File No. 000-27441)

T3D	Not applicable

T3E – 1	Offering Circular and Solicitation of Consents, dated December 24, 2002 (incorporated by reference to the Parent Guarantor’s Current Report on Form 8-K dated December 24, 2002, File No. 000-27441)

T3E – 2	Consent and Letter of Transmittal (incorporated by reference to the Parent Guarantor’s Current Report on Form 8-K dated December 24, 2002, File No. 000-27441)

T3E – 3
Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to the Parent Guarantor’s Current Report on Form 8-K dated December 24, 2002, File No. 000-27441)

T3E – 4	Letter to Clients (incorporated by reference to the Parent Guarantor’s Current Report on Form 8-K dated December 24, 2002, File No. 000-27441)

T3E – 5
Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to the Parent Guarantor’s Current Report on Form 8-K dated December 24, 2002, File No. 000-27441)

T3E – 6
Update to Offering Circular and Solicitation of Consents, dated January 15, 2003 (incorporated by reference to the Parent Guarantor’s Current Report on Form 8-K dated January 15, 2003, File No. 000-27441)

T3F
Cross reference sheet showing the location in the indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included as part of Exhibit T3C)

T3G*	Statement of Eligibility on Form T-1 of the trustee under the indenture to be qualified

*	Previously filed

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, XM Satellite Radio Inc., a corporation organized and existing under the laws of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Washington D.C., on the 16th day of January, 2003.

(SEAL)	XM SATELLITE RADIO INC

By: /s/ Joseph M. Titlebaum
Name: Joseph M. Titlebaum Title: Senior Vice President, General Counsel and Secretary

Attest:	By: /s/ Joseph J. Euteneuer

Name: Joseph J. Euteneuer Title: Executive Vice President and Chief Financial Officer

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, XM Satellite Radio Holdings Inc., a corporation organized and existing under the laws of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Washington D.C., on the 16th day of January, 2003.

(SEAL)	XM SATELLITE RADIO HOLDINGS INC

By: /s/ Joseph M. Titlebaum
Name: Joseph M. Titlebaum Title: Senior Vice President, General Counsel and Secretary

Attest:	By: /s/ Joseph J. Euteneuer

Name: Joseph J. Euteneuer Title: Executive Vice President and Chief Financial Officer